Filed by Capital One Financial Corporation
(Commission File No.: 001-13300)
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the
Securities and Exchange Act of 1934, as amended

Subject Company: Discover Financial Services
(Commission File No.: 001-33378)

The following transcript is an excerpt from Capital One Financial Corporation’s Presentation at the RBC Capital Markets Global Financial Institutions Conference on March 5, 2024.

CORPORATE PARTICIPANTS
Jeff Norris Capital One Financial Corporation - SVP of Finance

CONFERENCE CALL PARTICIPANTS
Jon Glenn Arfstrom RBC Capital Markets, Research Divison - MD of Financial Services Equity Research & Analyst

PRESENTATION EXCERPT

Jon Glenn Arfstrom - RBC Capital Markets, Research Division - MD of Financial Services Equity Research & Analyst
Okay. Okay. Good. On the Discover acquisition, I'm assuming that dominated the questions today for you, is that fair?

Jeff Norris - Capital One Financial Corporation - SVP of Finance
Yes, that's a fair assumption. I think I've answered 2 or 3 questions in the last 2 weeks that have been unrelated to the Discover transaction.

Jon Glenn Arfstrom - RBC Capital Markets, Research Division - MD of Financial Services Equity Research & Analyst
You got 2 from me.

Jeff Norris - Capital One Financial Corporation - SVP of Finance
That's right. Doubled it.

Jon Glenn Arfstrom - RBC Capital Markets, Research Division - MD of Financial Services Equity Research & Analyst
That's good. What have been the main topics that investors want to talk about. And we can break down each of those, but big picture, what do people want to know?

Jeff Norris - Capital One Financial Corporation - SVP of Finance
The 2 dominant conversations that we've been having over the last couple of weeks are, number one, a generally positive conversation about the financial and strategic upside potential of the deal. You've seen that in the way the stock's traded over the last couple of weeks, but the investor conversations we've had have sort of been consistent with that.

People are generally positively disposed to the financials, the achievable synergies, the significant, potentially game-changing strategic opportunities that come from the combination of our scale and growth with a network that we can help scale with the possibilities unlocked by the combination of a network at scale and the 11-year investment in technology transformation and the benefits that's delivering.

So just a generally positive conversation with investors about the overall aspects of the deal. A close second to that would be questions about the approval process, and everything else is kind of a distant follower of those 2 -- of those 2 topics.

Jon Glenn Arfstrom - RBC Capital Markets, Research Division - MD of Financial Services Equity Research & Analyst
Okay. And like all these sessions, if you have questions, put your hand up and we'll bring the microphone to you. But let's go to that. What is the process from here in terms of gaining approval how did you determine the time line and level of...

Jeff Norris - Capital One Financial Corporation - SVP of Finance
We will file our approval applications for the Federal Reserve and the OCC. As part of their approval process, they will consult with the Department of Justice on competition issues. We expect that there'll be a good level of scrutiny on the process. But we feel like we're in a pretty strong position to navigate the approval process and get approval over the finish line. We've targeted roughly a year. We've kind of said we are targeting a close at the end of 2024, early in 2025. And we'll see where that takes us.

Jon Glenn Arfstrom - RBC Capital Markets, Research Division - MD of Financial Services Equity Research & Analyst
Okay. You mentioned competition questions. Just review the market share, pro forma numbers, in the card and payments business. Why do you believe those are reasonable in the overall scheme in the marketplace?

Jeff Norris - Capital One Financial Corporation - SVP of Finance
So in the Card business, we will combine the -- the combined entity would create the largest card issuer by outstandings. But in other important categories like payment volumes, we moved from third place today to third place after the combination.

The competitive landscape in the Card business, as you all know, is that it's dominated by 6 or 7 large well-funded capable competitors. The competition level is intense, but in our view, rational, that would be the description I'd apply to the credit card market pre-combination and post combination. So we don't think it's a major competitive issue there.

On the deposit side, we would be combining Capital One, the 10th largest depository, with Discover, the, I believe, 26th largest, to form the sixth largest, and on an asset perspective, it's similar, the numbers are alike. Capital One, ninth largest; Discover 27th largest. Combined, again, I think, #6. So from a deposits or an overall banking assets point of view, 6th place, but kind of similar in size to the P&Cs insurers of the world. Number 5 would be USB and then the Big 4. So still a fraction of the size of the largest competitors. You could argue that that's a pro-competitive move.

And then on the network side, I think it's fairly obviously pro-competitive because we own the fourth largest network, which is the smallest by far, a distant fourth. It's not even half the size of the third largest competitor, let alone the 2 really big competitors, of Visa and Mastercard, we'd be adding scale to that and trying to improve the competitive position of that network.

So I think we feel that it's a strongly pro-competitive transaction, across the businesses that we're looking at. And that's the case we'll be making in the approval process when it comes to competition issues.

Jon Glenn Arfstrom - RBC Capital Markets, Research Division - MD of Financial Services Equity Research & Analyst
Okay. And the #1 outstanding position your view, ultra-competitive market, it doesn't really -- there's really no difference if you're 1, 2, 3 or 4 in that market?

Jeff Norris - Capital One Financial Corporation - SVP of Finance
Well, I don't want to overstate that there's no difference. But my personal view is that the overall competitive dynamic in the card space would be virtually the same before and after.

Jon Glenn Arfstrom - RBC Capital Markets, Research Division - MD of Financial Services Equity Research & Analyst
Yes, that makes sense. Okay. Can you talk a little bit more about the due diligence you were able to do on Discover, (inaudible) of a regulatory and credit perspective?

Jeff Norris - Capital One Financial Corporation - SVP of Finance
Sure. So just generally talking about the due diligence, we did it in an accelerated time frame, but we invested thousands of hours. Our due diligence was led by very senior Capital One executives who are experts not only in their fields and the businesses they run or the functions they run, Capital One, but also highly experienced at conducting due diligence and major acquisitions. So I think we were able to be very efficient.

We were also able to leverage the extensive documents that are available from a publicly traded company. So historical statements, historical disclosures and all that kind of thing. And we did have a particular focus on credit issues and on regulatory and compliance issues given the sort of prior statements that Discover had made about the consent order and some of the challenges they face there.

And we came away satisfied on the credit front that, while they've had a temporary sort of gapping out of credit performance, that that was largely driven by recent vintages where they kind of expanded their view of credit a little bit and had some outsized growth. We've also learned that they pulled back in ways that we thought were really good in terms of addressing those performances. And we'll have to let those moves run their course.

Now in the very short term, when you pull back, you create a denominator problem that actually puts upward pressure in the near term on charge-off rates. And we looked at vintage curves and seasoning patterns, and we feel that the combination of that upward pressure from the pullbacks and those recent vintages not yet quite getting to their peak and curing part of the vintage curve performance, is the reason that we adjusted our deal model to sort of take consensus estimates for Discover on the credit front and adjust them to sort of -- we're right on top of 2024 loss estimates in consensus. Consensus has loss rates going down meaningfully in 2025. We've actually held them closer to 2024 levels before doing the extrapolation into '26 and 2027.

And on the -- but that we believe that they're probably headed to the similar destination as consensus, just on a longer glide path. And then on the regulatory front, we've included some pretty meaningful investments in regulatory and compliance improvements over and above the $500 million or so that Discover had talked about expanding to address their issues.

We believe, as Dave said, that when you start to dig into those issues, you find more. And we've tried to anticipate that in our integration budget and in (inaudible) synergies.

Jon Glenn Arfstrom - RBC Capital Markets, Research Division - MD of Financial Services Equity Research & Analyst
Okay. But it's challenging to really know that. Is that right?

Jeff Norris - Capital One Financial Corporation - SVP of Finance
Well, you can't know everything, but you can sort of build in buffers and prepare.

Jon Glenn Arfstrom - RBC Capital Markets, Research Division - MD of Financial Services Equity Research & Analyst
Feel like it's a conservative approach?

Jeff Norris - Capital One Financial Corporation - SVP of Finance
Prudent.

Jon Glenn Arfstrom - RBC Capital Markets, Research Division - MD of Financial Services Equity Research & Analyst
Prudent. Okay. Good. Better word. How much can you do with Discover at this point in terms of communications between the 2 companies and starting to align some of the things you want to align?

Jeff Norris - Capital One Financial Corporation - SVP of Finance
So the primary thing to remember is that we are independent publicly traded companies and there's very limited circumstances that we can communicate with each other between now and the close. So what we're doing is extensive planning and preparation on our side so that, when we do close the deal and can interact in a more robust way, we'll be ready to hit the ground running.

But the contact -- direct contact between us and Discover between now and closing is pretty limited.

Jon Glenn Arfstrom - RBC Capital Markets, Research Division - MD of Financial Services Equity Research & Analyst
Pretty limited. Okay. You want to do an immediate shift of the debit network, right? Immediate shift of your volume to the debit network. What exactly are you moving? Explain that. How material is it?

Jeff Norris - Capital One Financial Corporation - SVP of Finance
So essentially, we plan to move the entirety of our debit spend to the Discover network, largely completing that within the first 3 years after the close of the transaction. Assuming a late '24, early '25 close date, we probably begin moving debt balance, debit spend volumes in the second half of '25. And by the end of 2027, we believe we'll have moved substantially all of it.

The Discover debit network with PULSE PIN debit and the Discover Signature Debit is really well positioned to sort of take on all of the debit spend that we have, and is the majority of the $1.2 billion in network synergies that we've talked about.

There's a little more work to do on the credit card side. So we're starting with a relatively small portion of our credit card spend during the first 3 years. And we expect that as we lean into investing in the Discover network, particularly in the U.S., leaning into the -- there's a perception gap between the actual acceptance of Discover, which is pretty much on par with Visa and Mastercard domestically and the perceived acceptance on the part of people who aren't Discover cardholders. And so we'll need to sort of invest in the brand to build the perception of the ubiquitous acceptance that exists.

We'll probably also make some moves to sort of pull the Discover brand upmarket a little bit. It's not a downmarket brand by any stretch of the imagination, but we can sort of gradually position it as a little bit more upmarket while we're driving the message of ubiquitous acceptance. And as those efforts gain traction, that will enable us to move a growing portion of our card, the credit card spend volume onto the network over time as well. But that's probably going to happen over a period of years, beyond the sort of 3-year horizon for which we've made financial estimates. So there's potential upside from that, beyond what we've quantified.

We'll also have to sort of fix the acceptance internationally, which is not quite where it needs to be, for the entirety of our card business today. And so we'll be leaning in there and trying to address -- adding scale a little bit at a time and working to sort of increase international acceptance, in reality as well as the perception thereof.

And beyond the initial moves of the entirety of the debit spend and the sort of small portion of card spend, the subsequent moves of volume on the credit card side won't happen in sort of kind of small steps, will sort of increase network capability and brand perception, add a little bit of scale, lean in further to increase international acceptance and perception, add a little bit of scale, and be fairly short footed, a series of small steps over time.

Jon Glenn Arfstrom - RBC Capital Markets, Research Division - MD of Financial Services Equity Research & Analyst
What could that time line look like?

Jeff Norris - Capital One Financial Corporation - SVP of Finance
I don't really have a number in my head. That's one of those things that we'll have to see kind of what traction we're getting on our efforts to build brand and acceptance internationally and make it kind of a line of scrimmage call as we go.

But the bottom line is we're going to want to be really short footed. We're going to want to minimize the impact on customers of switching networks. We're going to want to make sure that we've got the capabilities and the brand perceptions in place before making any moves. And so it will be thoughtful and short-footed moved.

Jon Glenn Arfstrom - RBC Capital Markets, Research Division - MD of Financial Services Equity Research & Analyst
You'll need some international stars to promote the brand.

Jeff Norris - Capital One Financial Corporation - SVP of Finance
We might.

Jon Glenn Arfstrom - RBC Capital Markets, Research Division - MD of Financial Services Equity Research & Analyst
Okay. Maybe Taylor Swift is international enough?

Jeff Norris - Capital One Financial Corporation - SVP of Finance
She's pretty international.

Jon Glenn Arfstrom - RBC Capital Markets, Research Division - MD of Financial Services Equity Research & Analyst
Okay. Maybe that will work. What -- in the debit volume, what kind of risks or concerns do you guys have for doing that? Or is it...

Jeff Norris - Capital One Financial Corporation - SVP of Finance
So I think it's the same as I was just talking about on the credit card side. We want to minimize the impact to customers. So we'll have some work to do to sort of stage the moves over the first 3 years of post close time frame. We'll want to do some testing and some analytics to identify customers that are happier or at least likely to be unhappy about moving, and move that first, build some credibility along the way. We're going to start sort of building the brand perception, I think, right out of the gate. So some of the benefits of that will -- in order to the debit spend that's moving over in sort of years 2 and 3. But it's the same basic view of minimizing sort of customer disruption.

Jon Glenn Arfstrom - RBC Capital Markets, Research Division - MD of Financial Services Equity Research & Analyst
Sure. And then on Card, similar question, you touched on it a bit, but some of the network concerns, changing networks, what kind of concerns do you have there?

Jeff Norris - Capital One Financial Corporation - SVP of Finance
Well, I think I pretty much already said what I have to say about that. Again, it's a combination of brand perception domestically and actual acceptance internationally. The work we've done so far is that I think just adding scale over time will really help the efforts to sort of build acceptance overseas. In some countries, it's actually pretty good already. In some countries, there's a little more work to do. And that's something we'll lean into over time.

As we add more volume, we believe that that sort of -- in addition to just sort of adding scale, which increases the value and perceived value and actual value of the network to merchants, that, in turn, sort of makes it -- the more merchants that are on it makes it more compelling for consumers to be on it, and starts that sort of virtuous cycle.

And then over time, as we're building scale, we expect that we can leverage our customer base and our modern technology and data infrastructure and do some pretty cool things with analysis and data and consumer and small business customers that really drives that sort of flywheel effect where we can sort of increase the value by increasing merchant sales.

We can share some of that increased value in the form of really more compelling customer offers and experiences and, of course, we'll benefit from growing scale and economics of that sort of flywheel. And that starts a little bit with the debit moves and picks up steam as we gradually move some of the card spend volume over there.

Jon Glenn Arfstrom - RBC Capital Markets, Research Division - MD of Financial Services Equity Research & Analyst
Multiyear opportunity.

Jeff Norris - Capital One Financial Corporation - SVP of Finance
Yes.

Jon Glenn Arfstrom - RBC Capital Markets, Research Division - MD of Financial Services Equity Research & Analyst
Okay. Pause and see if there are any questions? Anyone? Okay. Quiet group.

I did want to ask about the national banking strategy as well, and what kind of opportunities does the Discover network bring to that?

Jeff Norris - Capital One Financial Corporation - SVP of Finance
So when we're talking about the overall benefits of the Discover combination, we started with the network and all the really interesting long-term strategic upside that that unlocks. And we'll have to see how that goes. We talked about the complementarity of our card franchises and our effectiveness in that space.

And then I think maybe the third thing on the list was the potential to accelerate the growth of our national banking business. I think one of the things that's probably not fully internalized yet outside of Capital One is the traction and the potential of the national digital-first banking strategy. So let me stop and just talk about that in and of itself before I talk about how Discover sort of adds to that mix.

What we're creating, I think, is fairly unique. It's a full-service national bank that's digital-first with limited physical distribution, that's really kind of rightsized for a world that's getting more and more digital. A Capital One national banking customer can do almost everything they can do in a branch, digitally. Obviously, we haven't found a way to digitize the safe deposit box yet. But the opportunity there is to grow transactional relationships, checking accounts, not just liquid savings accounts, which is what most people think of when they think of a national sort of mostly direct bank.

But I think what we're building is a true full-service national franchise that has 16,000 cash point deposit locations in 21 of the 25 largest metro areas, Capital One cafes, which are like showrooms for the digital capability carriers of the brand, a place that you can sort of physically touch and try out the capabilities that you can do digitally.

And it's fueled by a really compelling, simple value proposition. We're the only major bank with no fees, no minimums, no overdraft fees. We've advertised that and gotten a lot of traction, and I think our building towards a franchise that is truly national and reach, truly full service, digitally enabled, sort of appropriate for where we see the world of banking going, and with a fraction of the cost and complexity of a branch infrastructure.

And the improved debit economics will sort of fuel the growth opportunity of that part of our business over and above the fact that the Discover transaction actually brings with it $84 billion of largely insured consumer deposits, which is the most sought after funding in banking these days.

So we can do all that without any price increases because we'll share in the network fee that would otherwise go to the network. And I think that that just sort of really supports the growth opportunity we see in the banking space, which is probably a little bit underappreciated.

Jon Glenn Arfstrom - RBC Capital Markets, Research Division - MD of Financial Services Equity Research & Analyst
Yes, I definitely think it is. The transactional account push, especially.

Jeff Norris - Capital One Financial Corporation - SVP of Finance
Right.

Jon Glenn Arfstrom - RBC Capital Markets, Research Division - MD of Financial Services Equity Research & Analyst
Especially. Okay. Last call for questions. Okay.

Anything else, Jeff, you feel like we haven't covered we need to cover?

Jeff Norris - Capital One Financial Corporation - SVP of Finance
Not if you don't have more questions, but...

Jon Glenn Arfstrom - RBC Capital Markets, Research Division - MD of Financial Services Equity Research & Analyst
Okay. Thank you for being here. I know it was -- okay.

Unidentified Analyst

Can you just talk a little bit more about the synergies on the network side, particularly debit, in terms of you said no price increases, but you talked a bit about being able to charge above the [Durbin] caps on the debit side given the Discover structure?

Jeff Norris - Capital One Financial Corporation - SVP of Finance
Well, Discover's current price sheet is what we -- to estimate the synergy dollar value, we just took our debit business and that portion of credit cards that we expect to move over in the first 3 years and ran it through their pricing sheets. And that's the result of the $1.2 billion. The majority of that is on the debit side given that that's the majority of the spend that will be moving over.

Everywhere in the world where interchange is regulated, there's been a distinction between 3-party networks and 4 party networks, in Australia and Canada and the U.K. and Europe. So Discover currently enjoys that aspect of the regulation, and we expect that to sort of stay the same.

And so we don't -- I just wanted to be clear that we contemplate no price changes in their current schedule. But one of the sources of synergy is that, as a 3-party network, their pricing is not subject to some of the same restrictions.

Unidentified Analyst
Got it. So the synergies come on avoiding the network fee as opposed to raising interchange?

Jeff Norris - Capital One Financial Corporation - SVP of Finance
Right.

Jon Glenn Arfstrom - RBC Capital Markets, Research Division - MD of Financial Services Equity Research & Analyst
We have to end it there, Jeff, but thank you for being here. We appreciate it.

Jeff Norris - Capital One Financial Corporation - SVP of Finance
My pleasure. Thanks, everybody, for coming.

Forward Looking Statements

Information in this communication, other than statements of historical facts, may constitute forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the benefits of the proposed transaction between Capital One Financial Corporation (“Capital One”) and Discover Financial Services (“Discover”), including future financial and operating results (including the anticipated impact of the transaction on Capital One’s and Discover’s respective earnings and tangible book value), statements related to the expected timing of the completion of the transaction, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Forward-looking statements may be identified by terminology such as “may,” “will,” “should,” “targets,” “scheduled,” “plans,” “intends,” “goal,” “anticipates,” “expects,” “believes,” “forecasts,” “outlook,” “estimates,” “potential,” or “continue” or negatives of such terms or other comparable terminology.

All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of Capital One or Discover to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others, (1) the risk that the cost savings and any revenue synergies from the transaction may not be fully realized or may take longer than anticipated to be realized, (2) disruption to the parties’ businesses as a result of the announcement and pendency of the transaction, (3) the risk that the integration of Discover’s business and operations into Capital One, including the integration into Capital One’s compliance management program, will be materially delayed or will be more costly or difficult than expected, or that Capital One is otherwise unable to successfully integrate Discover’s businesses into its own, including as a result of unexpected factors or events, (4) the failure to obtain the necessary approvals by the stockholders of Capital One or Discover, (5) the ability by each of Capital One and Discover to obtain required governmental approvals of the transaction on the timeline expected, or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect Capital One after the closing of the transaction or adversely affect the expected benefits of the transaction, (6) reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the transaction, (7) the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in closing the transaction or the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (8) the dilution caused by the issuance of additional shares of Capital One’s common stock in the transaction, (9) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (10) risks related to management and oversight of the expanded business and operations of Capital One following the transaction due to the increased size and complexity of its business, (11) the possibility of increased scrutiny by, and/or additional regulatory requirements of, governmental authorities as a result of the transaction or the size, scope and complexity of Capital One’s business operations following the transaction, (12) the outcome of any legal or regulatory proceedings that may be currently pending or later instituted against Capital One before or after the transaction, or against Discover, and (13) general competitive, economic, political and market conditions and other factors that may affect future results of Capital One and Discover, including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms. Additional factors which could affect future results of Capital One and Discover can be found in Capital One’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, and Discover’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at http://www.sec.gov. Capital One and Discover disclaim any obligation and do not intend to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by federal securities laws.
Important Information About the Transaction and Where to Find It

Capital One intends to file a registration statement on Form S-4 with the SEC to register the shares of Capital One’s common stock that will be issued to Discover stockholders in connection with the proposed transaction. The registration statement will include a joint proxy statement of Capital One and Discover that will also constitute a prospectus of Capital One. The definitive joint proxy statement/prospectus will be sent to the stockholders of each of Capital One and Discover in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Capital One or Discover through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of Capital One or Discover at:

Capital One Financial Corporation	Discover Financial Services
1680 Capital One Drive McLean, VA 22102 Attention: Investor Relations investorrelations@capitalone.com (703) 720-1000	2500 Lake Cook Road Riverwoods, IL 60015 Attention: Investor Relations investorrelations@discover.com (224) 405-4555

Before making any voting or investment decision, investors and security holders of Capital One and Discover are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed transaction. Free copies of these documents may be obtained as described above.

Participants in Solicitation

Capital One, Discover and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of each of Capital One and Discover in connection with the proposed transaction. Information regarding the directors and executive officers of Capital One and Discover and other persons who may be deemed participants in the solicitation of the stockholders of Capital One or of Discover in connection with the proposed transaction will be included in the joint proxy statement/prospectus related to the proposed transaction, which will be filed by Capital One with the SEC. Information about the directors and executive officers of Capital One and their ownership of Capital One common stock can also be found in Capital One’s definitive proxy statement in connection with its 2023 annual meeting of stockholders, as filed with the SEC on March 22, 2023, and other documents subsequently filed by Capital One with the SEC. Information about the directors and executive officers of Discover and their ownership of Discover common stock can also be found in Discover’s definitive proxy statement in connection with its 2023 annual meeting of stockholders, as filed with the SEC on March 17, 2023, and other documents subsequently filed by Discover with the SEC. Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and other relevant documents regarding the proposed transaction filed with the SEC when they become available.